Exhibit 99.1

News Release

Stantec 2014 Annual and Special Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 16, 2014) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) held its annual and special meeting of shareholders in Edmonton on May 15, 2014. A total of approximately 33,779,044 shares (approximately 72.40% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.	Election of Directors

Each of the nine nominees listed in the Management Information Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	32,304,799	97.72	752,305	2.28
David L. Emerson, PC	32,851,725	99.38	205,379	0.62
Delores M. Etter	32,223,488	97.48	833,616	2.52
Anthony P. Franceschini	32,291,231	97.68	765,873	2.32
Robert J. Gomes	32,812,873	99.26	244,231	0.74
Susan E. Hartman	32,185,947	97.36	871,157	2.64
Aram H. Keith	32,890,876	99.50	166,228	0.50
Donald J. Lowry	31,986,805	96.76	1,070,299	3.24
Ivor M. Ruste	32,769,231	99.13	287,873	0.87

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Accountants, were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
32,313,319	95.66	1,465,725	4.34

3.	Rescindment and Approval of Bylaws

The motion to rescind Bylaw No. 1 of the Company and to adopt Bylaw No. 2 was defeated, and as a consequence, Bylaw No. 1 of the Company was reinstated as the general bylaw of Stantec.

Votes For	% For	Votes Against	% Against
15,866,547	48.0	17,190,057	52.0

4.	Approval of Stantec Long-Term Incentive Plan

Stantec’s new Long-Term Incentive Plan was approved and the awards granted under that Plan were ratified.

Votes For	% For	Votes Against	% Against
28,793,388	87.10	4,263,216	12.90

5.	Non-binding Advisory Vote on Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2014 annual and special meeting of shareholders.

Votes For	% For	Votes Against	% Against
30,889,791	93.45	2,166,813	6.55

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Investor Contact

Crystal Verbeek

Stantec Investor Relations

Ph: (780) 969-3349

crystal.verbeek@stantec.com

Design with community in mind